UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
                                             -----------------------------
Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:        July 31, 2003
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . . 0.15

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-02464	                                  April 30, 2003

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD D03721305   MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

MFS Series Trust IX
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4. Address of principal executive office (number,street,city,state,zip code):

MFS Investment Management Company
500 Boylston Street, 15th Floor
Boston, MA  02116

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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT







INDEPENDENT ACCOUNTANTS' REPORT

MFS Research Bond Fund J
c/o MFS Investment Management Company
500 Boylston Street
Boston, MA 02116

To the Board of Trustees of the MFS Research Bond Fund J:

MFS Series Trust IX                          File Number
  MFS Research Bond Fund J                   811-02464

We have examined management's assertion, included in the accompanying report by MFS management titled "Report of Management" that the book records maintained by State Street Bank & Trust ("State Street") on behalf of the Research Bond Fund J (the "Fund") accurately reflect the Fund's investments in shares of MFS Research Bond Fund as reflected in the share records of MFS Service Center ("MFSC") as of April 30, 2003. Management is responsible for its assertions. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence supporting the books and records maintained by State Street, the share records maintained by MFSC and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed, with prior notice to management, as of April 30, 2003:

1) Obtained and agreed confirmation of the security held by MFS Service Center, Inc. to the book records of MFS Research Bond Fund J at
April 30, 2003; and

2) Reconciled confirmation noted above through agreement of open security purchases and sales at April 30, 2003.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that it believes that the book records maintained by State Street on behalf of the Fund accurately reflect the Fund's investments in shares of the MFS Research Bond Fund as reflected in the share records of MFSC as of April 30, 2003 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the board of trustees and management of MFS Series Trust IX, on behalf of MFS Research Bond Fund J and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


DELOITTE & TOUCHE LLP
Boston, MA

July 30, 2003








REPORT OF MANAGEMENT

July 30, 2003

Paul Kraft
Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116

Dear Mr. Kraft:

As members of management of MFS Research Bond Fund J (the "Fund"), we have overall responsibility for management of the Fund's custody arrangements, under supervision of the Fund's Board of Trustees. In accordance with the conditions established by the staff of the Securities and Exchange Commission in Franklin Investors Securities Trust (pub. Avail. September 24, 1992), State Street Bank & Trust Company ("State Street"), the Fund's custodian, maintains custody on the Fund's investments in shares of the MFS Research Bond Fund by reference to books and records maintained by the MFS Service Center, Inc. ("MFSC"), the Fund's and the MFS Research Bond Fund's transfer agent.

This letter is to confirm that the book records maintained by State Street on behalf of the Fund accurately reflect the Fund's investments in shares of MFS Research Bond Fund as reflected in the share records of MFSC as of April 30, 2003.


Sincerely,


Richard Hisey
Treasurer
Senior Vice President
MFS Investment Management